Exhibit 99.1

NEXA REPORTS EQUIPMENT FAILURE AT VAZANTE

Luxembourg, October 25, 2019 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) hereby informs its shareholders and the market in general the occurrence of an equipment failure at the Vazante mine operation in Minas Gerais, Brazil.

During a regular inspection activity, a crack was identified in the trunnion at the discharge side in the primary mill used in the concentration plant. No work accidents nor environmental impacts from this failure were reported. Equipment repair should last about 30 days.

During this period, Vazante mine should operate at 30% of its nominal production capacity and as a result, Nexa expects a production loss of 8 to 10 thousand tons of zinc in concentrate. 2019 production guidance is under review to reflect this temporary loss.

Nexa will keep its shareholders and the market duly informed in a timely manner of any further developments arising from this equipment failure.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is among the top five producers of mined zinc globally in 2018, according to Wood Mackenzie. Nexa is also one of the top five metallic zinc producers worldwide in 2018, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This News Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Roberta Varella — Head of Investor Relations

ir@nexaresouces.com

+55 11 3405-5601